

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2011

Via E-mail
Peter I. Cittadini
President and CEO
Actuate Corporation
2207 Bridgepointe Parkway, Suite 500
San Mateo, CA 94404

> **Re:** **Actuate Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 11, 2011**
> **Form 8-K filed May 31, 2011**
> **File No. 000-24607**

Dear Mr. Cittadini:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 53

1. We note your discussion on page F-41 regarding the $11.6 million of undistributed earnings of your foreign subsidiaries that you consider to be permanently reinvested and for which no taxes have been provided. Please tell us the amount of cash, cash equivalents and investments that is currently held outside of the United States. Also, tell us your consideration to disclose such amounts, and the amounts, if any, that are subject to restriction from and/or additional taxes upon repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Item 9A. Controls and Procedures

Management's Annual Report on Internal Control Over Financial Reporting, page 62

2.   Please explain further the non-recurring transactions that led to the material weakness and the material error in your accounting for income taxes. Also, while we note that the error was corrected prior to the issuance of the company's 2010 consolidated financial statements, please tell us whether this weakness impacted any previously filed financial statements and if so, tell us how you determined that restatement of such periods was not necessary.

Item 15. Exhibits and Financial Statement Schedules

Consolidated Financial Statements

Consolidated Statements of Income, page F-6

3.   We note from your disclosure on page 35 that you recognized $11 million of revenue during fiscal year 2010 relating to a binding memorandum of understanding with International Business Machines Corporation (IBM) to end a dispute regarding distributions of Actuate software by IBM. We further note that you recognized revenue relating to an agreement with Oracle to end a dispute regarding distributions of Actuate software by Oracle. Please tell us the authoritative accounting literature you relied on in determining the income statement classification of these amounts as revenue, and in determining the timing of revenue recognition for these transactions. As part of your response, please clarify all of the rights, performance obligations and deliverables granted under these agreements and tell us how you considered the allocation guidance of ASC 605-25-25, by analogy, with regards to bifurcating the various deliverables. Also, describe further how you determined the value of each element in these arrangements. In addition, please also tell us what consideration you have given to disclosing these transactions and your accounting policies in the Notes to Consolidated Financial Statements.

Form 8-K filed May 31, 2011

4.   It does not appear that you have filed an amended Form 8-K, indicating your decision as to how frequently you will include a shareholder vote on the compensation of executives in your proxy materials pursuant to Item 5.07(d) of Form 8-K. Please advise.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Stephani Bouvet, Staff Attorney, at (202) 551- 3545 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief